Exhibit 99.1

ASX: ALD
TSX: ALG
AIM: AGLD
20 August 2010
Gold Ridge, Solomon Islands - Update
•	Village resettlement and construction commences
•	Project development on track for gold by March 2011

Allied Gold’s 100%-owned fully-funded 120,000 ozpa Gold Ridge development in the Solomon Islands remains on track for first gold in the March quarter 2011 with significant milestones achieved in recent weeks including the resettlement of an initial 15 families from the mining lease area.

Construction of 302 houses, at the rate of 30 a month, commenced in July to house approximately 1900 residents as part of agreements previously reached between the Gold Ridge Community and Landowners Council (GRCLC) and Allied Gold’s operating subsidiary Gold Ridge Mining Limited (GRML).

Allied Gold Chairman Mr Mark Caruso commented; “Genuine goodwill and careful planning have been the features of concerted work by the GRCLC and Allied Gold. With six months until first gold it is great to see construction and community milestones being achieved in equal measure - and we aim to keep it that way.”

The housing design, the location of 27 villages on 30 sqkm of land outside the mine site and the sequencing of construction was determined through a regional census and wide community consultation driven in large part by the GRCLC.

In preparation for mining in early 2011, construction of the first 90 homes to cater for landowners in the northern mining area (Valehaichichi and Namachamata pits) has commenced. These will be built and occupied progressively through to December. Landowners in the southern pits (Kupers and Dawson) will be resettled by June 2011.

Earlier this week 15 families from the Pitti village were moved from the Valehaichichi pits to their customary home village of Tuarana, approximately 12kms from Gold Ridge. To support this voluntary resettlement, access roads and food assistance packages were also provided.

As advised in June, Allied Gold secured a US$35 million IFC/World Bank loan associated with the Gold Ridge refurbishment and the Company anticipates drawing down these funds at the end of August 2010.

The Solomon Island elections were held without incident during August and the election of the Solomon Island Prime Minister is expected next week.

Construction activities at Gold Ridge continue to accelerate with three additional leach tanks under construction, instrumentation and cabling being put in place, completion of expansion of the mine camp to 200 beds, an expansion of the ROM pad to hold 150,000 tonnes, and general refurbishment activities.

For more details please contact:
Simon Jemison	Investors and Media	(Aust)	+ 61 (0) 418 853 922
Rebecca Greco	Investors	(North America)	+1 416 839 8610
David Simonson	Merlin PR	(UK)	+ 44 (0) 20 7726 8400

Photo 1 - Construction of new three additional leach tanks nearing completion

Photo 2 - Installation of operational cabling

Photo 3 - Construction commences at 110-house Bubalake village

Photo 4 - Kit house example